MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the “Company” or “Levon”) should be read in conjunction with the Company’s unaudited interim financial statements for the three months ended June 30, 2010 and the audited financial statements for the year ended March 31, 2010 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated August 20, 2010 and discloses specified information up to that date. Levon is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Levon”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Levon Resources Ltd.  We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Levon is an exploration stage public company listed on the TSX Venture Exchange under the symbol LVN and on the Frankfurt Stock Exchange under the symbol L09. The Company is a reporting issuer in British Columbia, Alberta and Ontario and its international ISIN number is CA 5279011020. The Company’s principal business activities are the exploration and development of natural resource properties.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

Overall Performance

As at June 30, 2010, the Company had working capital of $658,146 as compared to working capital of $1,864,226 at March 31, 2010. The Company recorded a net loss of $271,662 for the three months ended June 30, 2010 as compared to $92,224 for the three months ended June 30, 2009. The Company had higher general and administrative expenses for the three months ended June 30, 2010, primarily attributable to the issuance of stock options granted during the three months, an increase in consulting and management fees, professional fees, office and shareholder relations activity.

Exploration

Cordero Silver, Gold, Zinc, Lead Project, Mexico

In February 2009, the Company signed a Letter of Intent with Valley High Ventures (“Valley High”), whereby Levon will earn a 51% interest from Valley High by spending CDN$1,250,000 by the end of February 2013 with a first year commitment of $250,000 to explore and develop their wholly owned Cordero-Sanson Property (“Cordero”).  Cordero was pursued because Levon recognized possible large scale, porphyry controlled bulk tonnage Ag, Au, Zn, Pb discovery potential that could be similar to the new Penasquito mine in similar geology 275 miles southeast in Zacatecas, Mexico. Our recognition of unprospected exposures of mineralized diatreme breccia at Cordero, which are key host rocks at Penasquito, was an important factor in pursuing Cordero.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

The Cordero project is located in southern Chihuahua State, Mexico, 35 km northeast of the historic silver mining town of Hidalgo Del Parral.  The 20,000 hectares property is 10 km east of the main Chihuahua City to Parral state highway, and covers rolling range lands of private, family cattle ranches.

Prior to 2009, Valley High consolidated a core land position in the historic Cordero high grade silver vein mining district and staked additional contiguous claims to cover a 10,000 hectare land position.  By August 2009 under Levon’s direction, the property was doubled to about 20,000 hectares through claim staking, to cover the Cordero Porphyry Belt and a second belt recognized to the north.  Transferable surface access agreements are now in place with surface owners for the land package. Our exploration has been confined to the Cordero Porphyry Belt in the south tier of the property and is now being expanded to address the southwest part of the Belt in the Molina de Viento area.

Beginning in February 2009 Levon designed and lead Cordero exploration.  By October 2009 three discovery core holes (economic grades over mineable widths) (Table 1) had been drilled in Phase 1 drilling (a total of 8 core holes, 3,185 m, Table 1).   Discovery holes are located within two intrusive centers of the newly defined, northeast trending cluster of intrusive centers we named the Cordero Porphyry Belt.  The discoveries were made in the newly recognized Pozo de Plata Diatreme complex and the Cordero Porphyry target 1.3 km to the NE.

By January 2010 Levon completed the required earn-in commitment.  Levon expanded the exploration program to Phase 2 drilling to offset Phase 1 discovery holes and continue outlying exploration.  In January a second untested mineralized diatreme complex, Dos Mil Diez, was discovered by geologic mapping southwest of the Pozo de Plata diatreme discovery drill grid.  Follow up trenching and initial drilling established a zoned Ag, Au, Zn, Pb showing, cored by Au, As anomalies that warranted drill follow up.  Dos Mil Diez trench results included 60 m grading 0.953 g/T Au.  Follow up drilling of 6 holes in a fence across the gold zone indicates enriched surface Au values and some narrow bedrock gold values that still warrant exploration follow up.

In March 2010 a third diatreme complex within a volcanic caldera was found 7 km to the southwest of Dos Mil Diez.  The new Molina de Viento complex expands the Cordero Porphyry Belt to the six aligned intrusive centers presently known, from the original three known in early 2009.  The Cordero Poprhyry Belt now covers up to 15 km of strike length and is from 3-5 km wide.

By early June 2010 Phase 2 drilling was completed (52 core holes totaling 19,338 m, combined Phase 1 & 2 totals 22,523 m).and establishes both the Pozo de Plata and Cordero Porphyry discovery zones are open in all directions, and require continued expansion and definition drilling.  Phase 3 drilling is being designed to expand the discovery zones and test outlying targets.

In June an airborne, magnetic, electromagnetic (“EM”) and radiometric survey was flown (1020 line km) over the entire Cordero Porphyry Belt.  A follow up ground gravity survey to covers the Pozo de Plata and Dos Mil Diez diatreme complexes.  Integrated survey results are intended to help define any extensions of the Pozo de Plata discovery zone, and any outlying targets for Phase 3 drilling. The geophysical data is currently being processed for interpretation and 3D integration with all the project data to define and prioritize outlying drill targets for Phase 3 testing. The data integration and targeting is being processed in Gocad 3D pattern recognition software, which is state of the art, high end exploration software to optimize drill targeting.

The total JV Cordero exploration expenditure for 2009 and 2010 to date is approximately CDN$4,500,000.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Geology and Targeting

Silver, gold, zinc, lead mineralization at the Cordero is controlled by a series of subvolcanic, Tertiary felsic igneous porphyry intrusive complexes, emplaced into a Cretaceous sequence of interbedded limestone, calcareous mudstone, siltstone and sandstone.  The mineralized porphyries cluster in two northeast trending belts covered by the property.  The Cordero Porphyry Belt contains most historical mines and prospects and all the current underground mines.

Current and past mining is associated with outcropping, porphyry-hosted high grade silver veins mined by shafts from the surface down dip to the water table (80-100 m deep) within the Cordero Volcanic Rhyolite Dome Complex.  Some ore includes contact replacement deposits in vein zones along contact zones between the porphyries and their country rocks.  Veins are typically narrow (1-2 m widths) and consist of swarms of discontinuous stringer vein zones, rather than through going tabular veins.  The vein zones generally have N50E strikes, vertical dips and can be traced through 200-700m strike lengths, which are parallel to the strike of the Cordero Porphyry Belt.  Though a small 8 cell flotation mill was built in the past at the inactive La Luz mine, the lack of tailings indicates virtually no mill production.  There are no other mills in the district and all production is from very high grade, direct shipping ore.  There are about 6 shaft mines active, that produce hand sorted, direct shipping ore (1 kilo silver mining cut off grades) that is processed in the community mill located south of Parral, or direct shipped to the Torreon smelter.  District and mine production figures are unknown.  The largest mine in the District was the La Ceniza mine developed by ASARCO on direct shipping ore in the 1930’s and 1940”s, which was also a small scale open stope and shallow shaft mine (production unknown).

Geologic mapping, soils and rock chip sampling and geophysics has expanded the strike length of the mineralized Cordero Porphyry Belt  by about 60% since 2009 and provides the geologic systematics of the Belt now being used to improve exploration targeting.   Recognition of three mineralized diatreme complexes in the Belt to the southwest of the Cordero district mined in the past and significantly expands the untested exploration potential of the Belt for bulk tonnage type silver, gold, zinc, lead deposits.

With Phase 1 and Phase 2 drilling complete three broad types of mineralization in addition to the vein mineralzation described above (Type 1) have been recognized in the District for follow up:

•
Type 2 – Diatreme breccia  mineralization:  clasts, matrix and through going veins within diatreme host rocks, which included breccia dikes; sphalerite, argentiferous galena, minor silver sulfosalt minerals and pyrite, with rusty weathering carbonate gangue minerals and occasionally rhodocrosite .

•	Type 3 - High grade replacement type mineralization within the contact zones of porphyry intrusives; intergrown near massive, coarse grained argentiferous galena, spalerite and lessor pyrite.

•
Type 4 – Disseminated and stockwork vein mineralization typical of bulk tonnage porphyry deposits;  shalerite, marmotite, argentiferous galena, minor, very fine grained silver sulfosalt minerals (species not known), pyrite and locally molybdenite, with associated rusty weathering carbonate and minor rhodocrosite gangue minerals and typical association alteration assembledges.

The Pozo de Plata Diatreme Complex was recognized, mapped, trenched and initially drilled in 2009 (Table 1).  Hole C09-5 was a discovery hole and cut 152 m grading 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zn and 1.22% Pb within the mineralized diatreme.  The current Pozo de Plata offset drill grid (50 m offsets) has partially tested the down dip projection of Ag, Au, Zn and Pb anomalies in soils, rock chip and trench sampling results (Table 2), as well as soils, altered diatreme exposures, trench geology and a 3D IP chargeability anomaly identified in a 2009 survey.  Results from trenches 1 through 4 (Table 2) illustrate the wide intervals of surface mineralization.   Phase 2 Pozo de Plata drilling focused on an area that measures about 350 m NS by 300 m EW with significant mineralization generally to depths of 300-350 m depths (Table 1).  Scattered mineralized intercepts down to vertical depths of 500 m at the ends of some holes, indicate portions of the mineralized zone may be open at depth.   The mineralized zone is entirely open on strike to the north, south, east and west and requires Phase 3 drilling to be delineated.   Initial exploration holes in the Josephina Mine zone 450 m east of Pozo de Plata, also encountered ore grade mineralization within diatreme rocks (Table 1) and the Josephina drill holes now require offset drilling.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Table 1.  Phase 1 and Phase 2 Cordero core drilling reported drill hole composite assays.

Hole	Zone	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn%	Pb%	AgEq. (g/T)	Net Value ($US)	AuEq. (g/T)
C09-1	Pozo de Plata	0	70	70	29.14	0.08	0.25	0.15	46	$15	0.69
C09-2	Pozo de Plata	6	88	82	31.74	0.27	0.15	0.23	61	$21	0.92
C09-3	zordero Dome	72	92	20	88.34	0.14	1.90	1.69	202	$69	3.03
C09-5	Pozo de Plata	92	244	152	80.64	0.61	1.41	1.22	198	$67	2.98
C09-8	zordero Dome	190	256	66	17.33	0.02	1.45	0.08	64	$22	0.95
C10-9	Pozo de Plata	22	224	202	24.27	0.31	0.34	0.35	65	$22	0.97
C10-11	Pozo de Plata	4	264	260	45.77	0.34	0.44	0.61	98	$33	1.48
C10-11	Pozo de Plata	52	146	94	49.17	0.31	0.85	0.75	117	$39	1.75
C10-11	Pozo de Plata	204	230	26	18.17	0.63	0.08	0.23	69	$24	1.04
C10-12	Pozo de Plata	12	48	36	103.22	0.11	0.46	1.22	158	$54	2.39
C10-12	Pozo de Plata	62	76	14	26.00	0.15	0.30	0.40	51	$19	0.85
C10-12	Pozo de Plata	104	118	14	114.79	0.74	1.71	1.62	262	$89	3.92
C10-12	Pozo de Plata	152	184	32	39.31	0.22	0.92	0.65	100	$34	1.50
C10-14	Pozo de Plata	38	140	102	49.31	0.25	0.84	0.78	113	$38	1.70
C10-18	Pozo de Plata	8	250	242	47.05	0.26	0.73	0.69	106	$36	1.59
C10-22	Pozo de Plata	12	50	38	31.34	0.22	0.81	0.42	82	$28	1.23
C10-22	Pozo de Plata	104	138	34	28.37	0.14	0.47	0.46	65	$22	0.98
C10-23	Josephina	0	16	16	112.00	0.07	0.07	0.07	121	$41	1.81
C10-23	Josephina	118	128	10	416.50	0.13	4.80	1.76	617	$209	9.26
C10-23	Josephina	148	200	52	41.10	0.06	0.92	0.59	89	$30	1.34
C10-23	Josephina	214	261	46	16.10	0.02	0.90	0.44	57	$19	0.85
C10-23	Josephina	300	416	116	49.70	0.10	1.28	0.94	122	$41	1.82

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

C10-24	Pozo de Plata	no high intervals
C10-25	Josephina	8	16	8	68.30	0.02	0.30	0.10	81	$28	1.22
C10-25	Josephina	72	80	8	47.60	0.06	1.30	0.64	109	$37	1.63
C10-26	Pozo de Plata	0	18	18	16.30	0.25	0.09	0.46	49	$17	0.74
C10-26	Pozo de Plata	130	158	28	67.70	0.51	0.84	0.94	154	$52	2.31
C10-26	Pozo de Plata	224	270	46	148.90	0.45	2.04	1.99	297	$101	4.45
C10-26	Pozo de Plata	284	328	44	14.60	0.24	0.36	0.33	51	$17	0.76
C10-28	Pozo de Plata	28	46	18	37.80	0.11	0.66	0.57	81	$27	1.22
C10-28	Pozo de Plata	122	192	70	70.90	0.51	1.13	1.06	168	$57	2.53
C10-28	Pozo de Plata	278	300	22	14.00	0.20	0.30	0.28	44	$15	0.66
C10-30	Pozo de Plata	6	20	14	16.00	0.15	0.09	0.38	40	$13	0.60
C10-30	Pozo de Plata	136	322	186	28.10	0.22	0.51	0.43	70	$24	1.05
C10-30	Pozo de Plata	340	356	16	68.70	0.23	3.03	1.55	218	$74	3.27
C10-31	Pozo de Plata	14	32	18	29.40	0.18	0.21	0.38	58	$20	0.88
C10-31	Pozo de Plata	46	128	82	27.90	0.14	0.36	0.38	58	$20	0.88
C10-31	Pozo de Plata	158	272	114	126.00	0.49	0.93	2.18	249	$85	3.75
C10-31Incl	Pozo de Plata	186	212	26	410.10	1.06	2.92	7.06	772	$262	11.59
C10-32	Josephina	230	288	58	91.80	0.10	1.99	1.09	188	$64	2.83
C10-33	Pozo de Plata	12	58	46	21.00	0.09	0.20	0.28	40	$14	0.62
C10-33	Pozo de Plata	94	110	16	28.20	0.11	0.31	0.39	56	$19	0.84
C10-33	Pozo de Plata	124	198	74	65.90	1.04	0.80	1.28	196	$66	2.94
C10-33	Pozo de Plata	224	246	22	47.80	1.08	0.19	0.87	151	$51	2.26
C10-33	Pozo de Plata	284	328	44	21.10	0.13	0.18	0.33	44	$75	0.67
C10-34	Pozo de Plata	16	62	46	17.20	0.07	0.35	0.21	38	$13	0.57
C10-35	Pozo de Plata	Assays pending
C10-39	Pozo de Plata	32	168	136	69.60	0.52	0.91	0.97	159	$54	2.39
C10-39	Pozo de Plata	232	274	42	22.90	0.26	0.10	0.38	55	$18	0.81
C10-40	Pozo de Plata	Assays pending

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Table 2.  Key intervals of the trenches that exceed an approximately 10 ppm Ag cutoff are tabulated below.  The highest grade results from the Pozo de Plata trench are included for comparison..

Phase 2 drilling also intersected high grade replacement type mineralization (in hole C10-31 at the north edge of the drill grid) after limestone within the Pozo de Plata Diatreme.  The intercept is, clear geologic evidence of high grade mineralization within and near the Diatreme that warrants exploration follow up.

Recognition and follow up on the Dos Mil Diez Diatreme Complex to the southwest is defining diatreme type bulk tonnage targets for Phase 3 drill testing.

Early stage reconnaissance has partially defined the Molina de Viento Caldera Diatreme Complex 7 km further southwest that requires complete ground follow up and additional mapping, sampling and perhaps geophysics to define drill targets.

Northeast of the Pozo de Plata discovery disseminated and stockwork vein type porphyry mineralization (Type 4) has been discovered in the Cordero Porphyry Target.

1.3 km NE of the Pozo de Plata drill grid (first in hole C09-8).  Hole C10-41 also intersected mineralized intrusion breccias, disseminated and stockwork vein, porphyry-type mineralization, in a northern part of the Cordero Prophyry Target through the entire length of the hole (503.45 m total hole length where the –60 degree angle core hole was lost in highly broken and mineralized fault zone).  Long assay intervals in C10-41 confirm the bulk tonnage nature of the mineralization.  A highlight in C10-41 drill hole  is 170 m grading 17.33 g/T Ag,  0.03 g/T Au,  0.638 % Zn, 0.438 % Pb (62.9 g/T Ag equivalent), which includes a higher grade interval of  64 m grading 28.4 g/T Ag, 0.033 g/T Au, 1.01 % Zn,  0.816 % Pb  (105.3 g/T Ag equivalent).   The mineralization is hosted within a series of intrusives in the vicinity of active bonanza silver underground workings.  This Cordero Porphyry target is open on strike and at depth and will require Phase 3 offset drilling and delineation.

Outlying drill targets are also currently being defined southwest of the Pozo de Plata drill grid in the western reaches of the Pozo de Plata Diatreme and within the Dos Mill Diez Diatreme 1 km further southwest.  The targets are associated with mapped mineralized diatreme breccia bodies, coincident gravity lows, and geochemical Ag, Au, Zn, Pb anomalies in soils and rock chips.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Exploration Potential

Expansion offset drilling of the discovery drill grids at Pozo de Plata Diatreme and the Cordero Porphyry target represent immediate upside exploration potential.

Outlying untested targets we are presently aware of include the western Pozo de Plata Diatreme target 1 km west of the Pozo de Plata discovery grid and the Central Dos Mil Diez Diatreme target 1 km further southwest.

At this early exploration stage in the Molina de Veinto Caldera Diatreme Complex, centered 7 km to the southwest of the Dos Mil Diez Diatreme, we have not yet defined significant targets, but the surface targeting work and geologic traverses over the area are not complete. At least one exotic diatreme clast of rhyolite, containing molybdenite in a veinlet has been found in one of the three diatremes we have found in the Complex thus far.  The moly is good evidence of at least some mineralization in potentially key host rocks in the unprospected area.  Molina de Viento targeting will now focus on geophysical results with grassroots fieldwork to follow.

Future Plans

Levon’s 2010-2011 exploration goals are to 1) Expand and delimit the Pozo de Plata Diatreme discovery and the Cordero Porphyry discovery and start initial engineering and metallurgical studies 2) Identify and drill test any other mine scale Ag, Au, Zn, Pb bulk tonnage targets in the Cordero Porphyry Belt.

Our aim is to continue drilling the property on an accelerated basis, at a rate the exploration results warrant.

A Phase 3 drilling program is now being designed to complete the discovery offset grid and delineation drilling in the Pozo de Plata Diatreme zone and the Cordero Porphyry target.  Phase 3 drilling will also include exploration drilling to begin testing outlying targets in the Cordero Porphyry Belt.

The project is under the direct supervision of Mr. Vic Chevillon, M.A., C.P.G., Levon’s Vice President of Exploration. Mr. Chevillon of Levon is a qualified person within the context of National Instrument 43-101.

 All Phase 1 and 2 drill holes are HC core holes drilled by HD Drilling, Mazatlan, Mexico utilizing best industry practices.  The core is sawed (except in highly broken zones, where it is split) and sampled continuously through 2 m intervals on the Cordero site at a secure core storage facility.  ALS Chemex, Chihuahua takes custody of the samples at the core shed and delivers the samples to their Chihuahua labs for preparation.  ALS Chemex has the prepared sample pulps flown to Vancouver for assay analysis in the lab.  Levon employs a rigorous quality assurance and quality control (“QAQC”) program in the core drilling and sampling program comprised of control samples that include standardized material, blanks and duplicates.  AMEC Americas Ltd. (“AMEC”) has designed the QAQC protocol from a study they prepared.

For further details and maps of the Cordero project, please see our website: www.levon.com

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Congress Property, British Columbia

The Company was engaged in the exploration of its Congress Property located on the north side of Carpenter Lake in British Columbia’s historic gold producing Bridge River region.  The Congress Property is a historic mining property that supported past high-grade gold vein production from three portal entry underground workings. The property covers 2,433 hectares (6,012 acres) and consists of 45 claims including 8 crown grants, 13 mineral leases and 24 mineral claims.

Since May 2007, Levon has undertaken three phases of surface exploration to locate new gold bearing structures on its Congress property situated in the Bridge River Gold Camp. The three phases include prospecting, MMI soil grids, trenching by hand and with an excavator. Prospecting has been successful with the relocation of three previously known showings that have received little exploration work in the past and has also led to several other new discoveries. Most of the relocated zones and new discoveries are found along the south side of the Gun Creek canyon, on the north central portion of the Congress Property, and are contained in an area 100m wide by 600m long. The zones found in this area have a general east west trend as opposed to the Congress, Lou and the Howard Zones, that have a north-south trend. Detailed geological mapping to determine where diamond drill holes should be placed to test the gold bearing structures found in this area of Gun Creek is warranted.

In November 2007, the Company announced the approval of a 16-hole (5,000 metres) diamond drill program by the BC Ministry of Mines. The drill program has been designed to offset high grade surface gold showings discovered in September 2007, test the size potential of newly recognized porphyry gold controls on high grade stockwork vein zones, discovered in Gun Creek canyon in a northern part of the property and test the northern strike projection of the high grade Lou Gold Zone toward Gun Creek.

During 2008, the Company reopened the portal to the Goldbridge Tungsten mine and has been sampling the adit to determine future exploration.

In September 2008, the Company released the Congress Property, B.C. Drilling Summary Report including the 3 m wide intercept grading of 0.395 ounces per ton.  The drill holes tested part of the newly recognized Gun Creek dacite stock mapped in a northern part of the property for bulk tonnage gold deposits.  Three angle core holes (1,048 m total) confirm the presence of Au beneath gold showings prospected at the surface, which are associated with veins and veined zones.  Such vein zones have been explored and mined at the Congress and Howard mines in the past.  The holes confirm that the surface stockwork vein mineralized zones discovered by prospecting dacite porphyry dikes and sills, narrow down dip and along strike in the vicinity of the holes.

Industry standard core sampling procedures and quality control measures were applied to the core and the core samples.  The samples were boxed and shipped via UPS to Acme Analytical Laboratory Ltd. in Vancouver for analysis.  Acme Labs completed the 42 element mass spectrometry ICP analysis and Au on all the samples, any samples which returned >1ppm Au were fire assayed from a 30-gram pulp with a gravimetric finish.

The highest quality gold intercept cut in the holes is associated with veined zones 3 m wide grading 0.395 ounces per ton Au, (from 41 to 44 m hole depths).  This intercept is associated with vein quartz and disseminated Pyrite, Arseno Pyrite, Stibnite, Serecite, Carbonate altered Greenstone pillow basalt of the metamorphosed host rock sequence.

High grade vein potential and stockwork bulk tonnage gold potential remain to be tested in the vicinity of the best intercept and within the Gun Creek stock and its contact zone to the east of the 2007 drill holes.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Norma Sass Property, Nevada

In October 2008, the Company and Coral Gold Resources Ltd.’s wholly-owned U.S. subsidiary, Coral Resources, Inc. (“CRI”) entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in CRI’s and the Company’s interests in the Norma Sass Property, Nevada consisting of 36 unpatented mining claims.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US $3 million in annual installments by December 31, 2014.  Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US $1.5 million by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying CRI and the Company through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out CRI’s and the Company’s joint interest by paying US $6 million and granting them a 2% net smelter returns royalty.

In October 2009, Barrick commenced the target delineation work followed by a drilling program. Barrick did extensive geological mapping and geochemical soil and rock sampling across the property in order to define locations for drilling. The drilling program consisted of two mud rotary holes with target depths on the order of approximately 1,800 to 2,000 feet to test structural and geochemical targets in the Lower Plate carbonate sequence, with the potential to go deeper as the rock dictates.  The drill contractor is Lang Exploratory Drilling of Elko, Nevada using an LM120 rig.  The program was expected to take six weeks.

In November 2009, the Company’s technical team visited with Barrick’s Cortez Gold Mines in Crescent Valley, Nevada, USA. The group examined the chips and core from Barrick’s recently completed hole, NS 09-01 at the Norma/Sass property.  The group also visited the NS 09-01 drill site.

Hole NS 09-01 was started in early October and drilled North West at 70 degree dip across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres.  Hole NS 09-01 started as a reverse circulation hole but encountered recovery problems at 1,680 foot depth.  Barrick brought in a core rig, wedged the RC hole and drilled HQ diameter core to a final depth of 2,586 ft.

The hole entered the lower plate Wenban limestone at 1,330 foot depth and was bottomed in the Roberts Mountain formation.  These are the principal host rock formations for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.  Assay results will be released once they are received from Barrick.

Las Mesas Project, Mexico

In March of 2010, Levon entered into an agreement with La Cuesta International, Inc. (LCI) to acquire 100% of the Las Mesas gold-silver-lead-zinc project, Durango, Mexico.  Las Mesas covers 24,732 hectares of staked claims and is located near the small villages of Peña and Ignacio Manuel Altamirano, about 43 kilometers south of Santa Maria del Oro. The ground is near the well known mineral districts of Magistral del Oro and Indé, and is 45 km WNW of Silver Standard Resources' Pitarrilla Project, Durango, Mexico.

The initial purpose of the agreement is to fund continued LCI prospecting of the zone, teamed up with Levon geologists to identify drill targets for large scale, high grade and/or bulk tonnage Au, Ag, Pb, Zn deposits

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

The Lease Option to Purchase Agreement with LCI includes consulting service payments and staged, advanced royalty cash payments. Also 50,000 shares of Levon stock will be transferred to LCI to proceed beyond August 1, 2011 or on initiation of drilling, whichever comes first. Both companies have calibrated land payments to not be onerous, reflect the early exploration stage of the project and ensure maximum in ground exploration expenditures. If the LCI 100% owned property proceeds through the discovery stage and a mine is developed, LCI retains a 1 % NSR. Levon can purchase the property and the LCI NSR outright for a cash payment of USD$5,000,000. If Levon terminates the project, all data and the property will be returned to LCI unencumbered. At this time, the Company is not pursuing the project.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of mineral properties. In general, properties with a higher grade of recoverable mineral that is more readily mineable, afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

Results of Operations

Three months ended June 30, 2010 compared with the three months ended June 30, 2009

General and administrative expenses

General and administrative expenses totaled $274,759 for the three months ended June 30, 2010 as compared to $96,758 for the three months ended June 30, 2009, an increase of $178,001.  Increases during the current period include an increase of $25,368 in stock-based compensation, $62,000 in consulting and management fees, $23,682 in office occupancy, $6,259 in shareholder relations, $11,150 in general exploration, $28,476 in professional fees, $8,945 in salaries and $9,783 in travel expenses.

Stock based compensation expense was higher in the current period as a result of the issuance of stock options in the period. Consulting was higher due to the addition of a consultant and an increase in management fees. The Company has leased premises in Mexico which has resulted in an increase to the office occupancy expense. During the period, the Company wrote down prepaid amounts for general exploration in Las Mesas, Mexico. Professional fees were higher due to the increase in legal fees.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Loss for the period

Loss for the three months ended June 30, 2010 was $271,662 compared to a loss of $92,224 for the three months ended June 30, 2009, an increase of $179,438.  The main reason for this increase was the higher general and administrative expenses, as discussed above.

Summary of Quarterly Results

Period ended	Jun 30 2010 Q1	Mar. 31 2010 Q4	Dec. 31 2009 Q3	Sept. 30 2009 Q2	Jun. 30 2009 Q1	Mar. 31 2009 Q4	Dec. 31 2008 Q3	Sept 30 2008 Q2
Loss before other items	(274,759)	(395,712)	(165,935)	(87,380)	(96,758)	(92,042)	(78,259)	(94,167)
Net Income (Loss)	(271,662)	(382,167)	(174,147)	(82,354)	(92,224)	(103,512)	(74,556)	(92,691)
Basic Loss per Share	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

At this time the Company has no operating revenues.  Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

As at June 30, 2010 the Company had working capital $658,146 compared to working capital of $1,864,226 at March 31, 2010.

On March 27, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000. Each unit consists of one common share and one non-transferrable share purchase warrant.  Each warrant will entitle the investor to purchase one additional common share with a term of two years at an exercise price of $0.15 during the first year and $0.25 during the second year.

On July 29, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000.  Each unit consists of one common share and one-half non-transferrable share purchase warrant.  Two share purchase warrants will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.35 expiring July 29, 2010.  The Company paid to certain arm’s length finders a finder’s fee equal to 7% of the funds raised ($42,336), plus Broker’s Warrants to acquire common shares of the Company equal to 7% of the number of units sold (264,600 broker warrants) at an exercise price of $0.35 per share for a period of one year expiring on July 29, 2010.

On December 31, 2009, the Company completed a brokered private placement of 6,551,000 units at a price of $0.35 per unit for gross proceeds of $2,292,850.  Each unit consists of one common share and one-half non-transferrable share purchase warrant.  Two share purchase warrants will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.55 expiring December 31, 2010.  The Company paid commissions to the agents equal to 7% of the gross proceeds from the offering raised by the agents, paid by way of an aggregate of $94,735 in cash and an aggregate of 187,898 units.  The 187,898 units have the same terms as the units issued under the private placement.  The Company also issued to the agents an aggregate of 458,570 agent’s warrants equal to 7% of the aggregate number of units sold by the agents pursuant to the offering. The agent’s warrants are exercisable to purchase one common share of the Company at $0.55 per share for a period of one year expiring on December 31, 2010.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

On January 7, 2010, the Company closed the final tranche of the non-brokered private initially closed on December 31, 2009. The Company issued 100,000 units for gross proceeds of $35,000. Each unit consists of one common share and one-half non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 per share until December 31, 2010.

During the three months ended June 30, 2010, $141,678 was raised through the exercising of 380,050 warrants.

During the year ended March 31, 2010, $820,447 was raised through the exercising of 2,944,135 warrants and $180,000 through the exercising of 1,375,000 stock options.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive and in order to maintain its interest the Company will be required to raise new equity capital in the future. Based on the Company’s current financial position, its plans for equity financing and its exploration plans for the upcoming fiscal year, the Company will be able to meet its financial obligations through the year. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Related Party Transactions

During the three months ended June 30, 2010, the Company paid, or made provision for the future payment of the following amounts to related parties:

-
$29,037 (2009 - $17,152) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

-	$37,500 (2009 - $7,500) was paid for management fees to a private company controlled by a director and officer of the Company;

-
$Nil (2009 - $36,382) was paid for geological management fees to a private company controlled by a director and officer of the Company. Of this amount, $117,992 has been capitalized under resource properties and $Nil was been expensed under general exploration;

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

The amount due from a related party consists of $5,564 (March 31, 2010 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided and $57,536 (March 31, 2010 - $42,947) due from a private company controlled by a director and officer.

Amounts due to related parties as at June 30, 2010 include:

-	$24,269 (March 31, 2010 - $26,426) owed to Oniva;

-	$59,517 (March 31, 2010 - $56,788) owed to a public company related by way of common directors;

-	$46,247 (March 31, 2010 - $57,698) owed to private companies controlled by directors of the Company.

Amounts due are without stated terms of interest or repayment.

Disclosure of Management Compensation

During the three months ended June 30, 2010 $37,500 was paid to a Company controlled by the Chief Executive Officer for services as director and officer of the Company; $4,725 was paid to the Secretary for services as an officer of the Company; and $5,225 was paid to the Chief Financial Officer for services as an officer of the Company.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

Financial Instruments

The Company’s financial instruments consist of cash, security deposits, accounts receivable, investments, accounts payable and accrued liabilities, and due to related parties. The carrying values of these financial instruments approximate their fair values because of the short maturity of these financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Future Accounting Changes

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (b) of the Company’s Consolidated Financial Statements:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

In addition to these changes, in February 2008 the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing April 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the three months ended June 30, 2011 and earlier where applicable. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements; at this time, the impact of the transition to IFRS cannot be reasonably estimated.

Outstanding Share Data

The following is the Company’s outstanding share data as of June 30, 2010 and August 20, 2010:

Common Shares:  66,927,566 as of June 30, 2010 and 67,456,281 as of August 20, 2010

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jun 30/10)	Number of Shares Remaining Subject to Options (Aug 20/10)
April 25, 2011	$ 0.21	350,000	350,000
October 2, 2011	$0.10	150,000	150,000
January 26, 2012	$0.18	25,000	25,000
September 14, 2012	$0.35	150,000	150,000
September 14, 2012	$0.50	50,000	50,000
April 28, 2014	$0.25	400,000	350,000
March 15, 2012	$0.70	300,000	300,000
January 28, 2015	$0.70	300,000	300,000
May 1, 2012	$0.85	100,000	100,000
May 1, 2012	$1.25	100,000	100,000
June 14, 2012	$0.85	100,000	100,000
June 14, 2012	$1.25	100,000	100,000
July 20, 2015	$0.65	-	700,000
TOTAL:		2,125,000	2,775,000

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Warrants:
Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jun 30/10)	Number of Underlying Shares (Aug 20/10)
March 27, 2010/2011	$0.15/$0.25	3,950,000	3,950,000
July 29, 2010	$0.35	301,250	-
December 31, 2010	$0.55	3,394,449	3,394,449
TOTAL:		7,645,699	7,344,449

Broker’s Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jun 30/10)	Number of Underlying Shares (Aug 20/10)
July 29, 2010	$0.35	232,465	-
December 31, 2010	$0.55	440,270	440,270
TOTAL:		672,735	440,270

Commitment

The Company has entered into two vehicle lease agreements. During the period, the Company purchased one of the vehicles as the lease had expired. The remaining lease expires in 2012 and the commitment for the next two years is as follows:

Amount
2011	$7,806
2012	$867

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Internal Controls and Disclosure Controls over Financial Reporting

Since the Company is a Venture Issuer, it makes no assessment relating to establishment and maintenance of disclosure controls and procedures as defined under National Instrument 52-109. The Company has filed the Venture Issuer Basic Certificates for the three months ended June 30, 2010.

Subsequent Events

Subsequent to June 30, 2010, the Company entered into an agreement with Canaccord Genuity Corp. (“Canaccord”), to sell 10,000,000 units at a price of $0.75 per unit for aggregate gross proceeds of $7,500,000. Each unit will consist of one common share and one-half of one common share purchase warrant. Two common share purchase warrants will entitle the holder to subscribe for one additional common share for a period of 18 months from the closing of the offering at an exercise price of $1.20. The Company will grant Canaccord an over-allotment option to purchase up to an additional 3,334,000 units for additional gross proceeds of up to $2,500,250, exercisable 48 hours prior to the closing of the offering.

In addition, the Company also announced that it will conduct a non-brokered private placement of up to $1,000,000 in units under similar terms as above.

Subsequent to June 30, 2010, the Company granted stock options for the purchase of up to 700,000 common shares at a price of $0.65 per share exercisable on or before July 20, 2015 to directors of the Company.

Subsequent to June 30, 2010, 478,715 warrants were exercised for gross proceeds of $167,550.

Subsequent to June 30, 2010, 50,000 stock options were exercised for gross proceeds of $12,500.

Subsequent to June 30, 2010, 55,000 warrants expired unexercised.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 20, 2010.  Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.